

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 APR 16 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

SUPPL

15th April 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2


03050121

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the query from the Kuala Lumpur Stock Exchange on the news article appearing in The Edge entitled "Grand Design" - released on 15th April 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
APR 24 2003
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

Ref : cl/SC

4/21



Form Version 2.0

General Announcement

Submitted by S DARBY on 15-04-2003 06:31:48 PM
Reference No SD-030324-55B3D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ○ **Announcement** ● **Reply to query**
Query letter by KLSE reference no. : **ZO-030414-55943**

* Subject :
Article entitled "Grand Design"

* **Contents :-**

We refer to the letter from the Kuala Lumpur Stock Exchange ("the Exchange") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 14th April 2003 and the news article appearing in The Edge, Malaysia, pages 66 and 67 on Monday, 14th April 2003 on the proposed merger of key plantation companies owned by Permodalan Nasional Berhad ("PNB").

Sime Darby wishes to clarify that it has not been informed by PNB of any proposed merger. PNB has advised that, as a long term investor, PNB will pursue a policy of enhancing shareholders' value in all its investee companies.

In the event a merger proposal is received, the Board of Sime Darby will give the proposal due consideration and make the appropriate announcement.

This announcement is dated 15th April 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: